Filed by Barclays PLC Pursuant to
                                   Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 under the
                                                 Securities Exchange Act of 1934

                                                              Subject Companies:
                                                                    Barclays PLC
                                                   (Commission File No. 1-09246)
                                                               Barclays Bank PLC
                                                   (Commission File No. 1-10257)
                                                           ABN AMRO Holding N.V.
                                                   (Commission File No. 1-14624)
                                                              ABN AMRO Bank N.V.
                                                (Commission File No. 1-14624-05)

                                                                 17th April 2007

                BARCLAYS PLC AND ABN AMRO HOLDING N.V.

               ANNOUNCE EXTENSION OF EXCLUSIVITY PERIOD

Barclays PLC ("Barclays") and ABN AMRO Holding N.V. ("ABN AMRO") announced today that they have extended the exclusivity period to the end of Friday 20th April 2007. Barclays and ABN AMRO are in talks regarding a potential combination of the two organisations that would create value for both sets of shareholders.

The discussions, which seek to incorporate the broad objectives set out on 20th March 2007, are progressing, but there can be nocertainty that they will lead to a transaction or the form it will take.

                             - ENDS -

For further information please contact:

Media Relations

Stephen Whitehead/Alistair Smith
Office:  +44 (0)20 7116 6060/6132
Mobile:  +44 (0)7775 547576

Investor Relations

James S Johnson
Telephone:  +44 (0)20 7116 2927

Future SEC Filings and this Filing: Important Information

In the event that Barclays PLC and ABN AMRO Holding N.V. enter into a transaction, they may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays PLC and ABN AMRO Holding N.V., without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.